Form 10-K, Exhibit 13
period 1995-09-30
HUDSON FOODS INC
filed 1995-12-19
CIK 786617

Exhibit 13

CONSOLIDATED STATEMENT OF OPERATIONS

For the Years Ended           September 30,     October 1,    October 2,
(Dollars in thousands except      1995            1994          1993
per share data)
Sales                          $1,200,512     $1,040,840     $920,545
Cost of sales                   1,023,959        885,248      802,002
                               -----------    -----------    ---------
Gross profit                      176,553        155,592      118,543
Selling                            82,945         78,698       63,926
General and administrative         29,211         25,755       20,695
                               -----------    -----------    ---------
Operating income                   64,397         51,139       33,922
                               -----------    -----------    ---------
Other expense (income):
     Interest, net                  1,845          6,152        7,975
     Interest on tax settlement     4,500            --           --
     Other, net                    (2,190)           --           530
                               -----------    -----------    ---------
     Total other expense            4,155          6,152        8,505
                               -----------    -----------    ---------
Income before income taxes         60,242         44,987       25,417
Income tax expense                 24,484         17,995        9,512
                               -----------    -----------    ---------
Net income                     $   35,758     $   26,992     $ 15,905
                               ===========    ===========    =========
Earnings per share*:
     Primary                        $1.21          $1.08        $0.67
     Fully diluted                  $1.21          $1.08        $0.67
                               ===========    ===========    =========
*Reflects 3-for-2 stock split distributed on March 27,1995

The accompanying notes are an integral part of the consolidated financial statements.

DISCUSSION OF OPERATIONS

1995 VS. 1994.

    Sales from the Company's operations were $1.2 billion for fiscal 1995, an increase of $159.7 million, or 15.3%, over fiscal 1994. The sales increase primarily resulted from the following:
  * Chicken sales increased 21.5% to $648.3 million in fiscal 1995 from $533.4 million in fiscal 1994 primarily due to a 25.2% increase in volume partially offset by a 2.9% decrease in selling prices. The volume increase was essentially due to increased sales in international markets, especially Russia, and increased domestic consumer demand for chicken products. International sales were 11.6% and 5.8% of fiscal 1995 and 1994 sales, respectively.
  * Portioned entree sales decreased 2.4% to $171.4 million in fiscal 1995 from $175.5 million in fiscal 1994 primarily due to a 3.8% decrease in selling prices slightly offset by a 1.5% increase in volume. portioned entrees experienced some changes in its customer base and product lines that caused overall selling prices to decline.
  * Luncheon meat sales decreased 3.5% to $159.0 million in fiscal 1995 from $164.7 million in fiscal 1994 primarily due to a 9.9% decrease in selling prices offset by a 7.1% increase in volume.
  * Turkey sales increased 28.2% to $145.1 million in fiscal 1995 from $113.2 million in fiscal 1994 primarily due to a 22.0% increase in volume and a 5.1% increase in selling prices.
  * Beef sales were $37.3 million in fiscal 1995. The Company's hamburger plant in Columbus, Nebraska, began production in February 1995.
     Cost of sales was $1.0 billion for fiscal 1995, an increase of $138.7 million, or 15.7%, over fiscal 1994. As a percentage of sales, cost of sales increased to 85.3% in fiscal 1995 from 85.1% in fiscal 1994. The increase primarily resulted from higher processing costs due to increased sales of further-processed products and decreases in selling prices discussed earlier. The increase was offset somewhat by an 8.8% decrease in feed costs per ton.
     Gross profit was $176.6 million in fiscal 1995, an increase of $21.0 million, or 13.5%, over fiscal 1994.
     Selling and general and administrative expenses were $112.2 million in fiscal 1995, an increase of $7.7 million, or 7.4%, over fiscal 1994. As a percentage of sales, selling and general and administrative expenses decreased to 9.3% in fiscal 1995 from 10.0% in fiscal 1994.
     Operating income was $64.4 million in fiscal 1995, an increase of $13.3 million, or 25.9%, over fiscal 1994. The increase was primarily due to the improvements in the Company's operations described previously.
     Interest expense decreased primarily due to the conversion and redemption of the 8% convertible subordinated debentures, increased capitalized interest on construction in progress and increased interest income on the short-term investment of excess cash.
     During the second quarter of fiscal 1995, based on the Company's best estimate of the final tax and interest due resulting from an Internal Revenue Service examination settlement, the Company recorded $0.5 million of tax expense and $4.5 million of interest expense.

     Other income for fiscal 1995 was primarily composed of insurance proceeds received in excess of the book value of assets destroyed by fire.

1994 VS. 1993.

     Sales from the Company's operations were $1.04 billion for fiscal 1994, an increase of $120.3 million, or 13.1%, over fiscal 1993. The sales increase resulted primarily from the following:
  * Chicken sales increased 17.3% to $533.4 million in fiscal 1994 from $454.9 million in fiscal 1993 due to higher finished product prices, a change in the product mix to include additional further-processed and convenience products and a 13.7% increase in volume. The volume increase was primarily due to increased sales in international markets.
  * Portioned entree sales increased 22.3% to $175.5 million in fiscal 1994 from $143.5 million in fiscal 1993 primarily due to higher finished product prices and a 15.8% increase in volume which was primarily due to new sales to the Burger King system and sales of meal kit products.
  * Luncheon meat sales increased 3.0% to $164.7 million in fiscal 1994 from $159.9 million in fiscal 1993 due to higher finished product prices.
  * Turkey sales increased 12.5% to $113.2 million in fiscal 1994 from $100.6 million in fiscal 1993 due to higher finished product prices and sales of additional further-processed products.
     Cost of sales was $885.2 million for fiscal 1994, an increase of $83.2 million, or 10.4%, over fiscal 1993. As a percentage of sales, cost of sales decreased to 85.1% in fiscal 1994 from 87.1% in fiscal 1993 primarily due to improved operating efficiencies and product mix changes. This improvement was partially offset by a 6.9% increase in feed costs per ton.
     Gross profit was $155.6 million for fiscal 1994, an increase of $37.0 million, or 31.3%, over fiscal 1993.
     Selling and general and administrative expenses were $104.5 million in fiscal 1994, an increase of $19.8 million, or 23.4%, over fiscal 1993. As a percentage of sales, selling and general and administrative expenses increased to 10.0% in fiscal 1994 from 9.2% in fiscal 1993. This increase was due to higher advertising, distribution, demonstration, and product handling expenses primarily related to increased international sales, meal kit products and Sam's Club sales. In addition, there was an increase in incentive compensation accruals.
     Interest expense was $6.2 million in fiscal 1994, a decrease of $1.8 million, or 22.9%, from fiscal 1993. This decrease was due primarily to the redemption of 14% convertible subordinated debentures in the second quarter of fiscal 1993.

GENERAL.

     Historically, the Company's operating results have been heavily influenced by two factors: the cost of feed grains and commodity-based finished product prices. These two factors have fluctuated significantly and independently. In recent years the Company has undertaken a business strategy to increase the production and sale of further-processed products and increase sales to large customers such as club store and foodservice chains. In 1995, one customer accounted for approximately 14.7% of total sales. This strategy decreased the proportion of feed grain costs to total cost of sales, which reduced the impact of commodity cost fluctuations. In addition, the sales prices of further-processed products are less sensitive to commodity price fluctuations. Even so, a material increase in feed costs or a material decrease in finished product prices could have an adverse effect on the Company, but management believes that the implementation of this strategy has reduced the Company's vulnerability to such price fluctuations.
     The Company believes that its operations are in substantial compliance with applicable environmental laws and regulations.

CONSOLIDATED BALANCE SHEET

                                              September 30,   October 1,
(Dollars in thousands)                           1995           1994
Assets
Current assets:
  Cash and cash equivalents                   $  2,159        $  1,899
    Receivables:
      Trade                                     82,461          66,490
      Other                                        392             481
                                             -----------      ---------
                                                82,853          66,971
  Less allowance for doubtful accounts           1,775           1,463
                                             -----------      ---------
                                                81,078          65,508
  Inventories                                  177,055         135,501
  Other                                         36,313          12,073
                                             -----------      ---------
     Total current assets                      296,605         214,981
Property, plant and equipment, net             275,624         229,050
Excess cost of investment over net
  assets acquired, net                          14,682          15,244
Other assets                                    36,630          13,905
                                             -----------      ---------
Total assets                                  $623,541        $473,180
                                             ===========      =========

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable                               $ 12,300        $ 16,800
  Current portion of long-term obligations       8,742           5,109
  Accounts payable                              47,676          41,188
  Accrued liabilities                           44,590          40,581
  Deferred income taxes (Note 7)                 2,839          11,207
                                             -----------      ---------
  Total current liabilities                    116,147         114,885
                                             -----------      ---------
Long-term obligations                          129,973          75,169
                                             -----------      ---------
Deferred income taxes and
  deferred gain (Notes 7 and 9)                 73,072          73,937
                                             -----------      ---------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Common stock:
    Class A, $.01 par value, issued
      21,331,374 and 9,233,893 shares              213               92
    Class B, $.01 par value, issued
      and outstanding 9,602,672 and
      8,501,882 shares                              96               85
  Additional capital                           158,842           97,505
  Retained earnings                            156,432          122,923
                                             -----------       ---------
                                               315,583          220,605
  Treasury stock, at cost (915,438 and
      933,854 Class A shares)                  (11,234)         (11,416)
                                             -----------       ---------
  Total stockholders' equity                   304,349          209,189
                                             -----------       ---------
Total liabilities and stockholders' equity    $623,541         $473,180
                                             ===========       =========
 The accompanying notes are an integral part of the consolidated financial statements.

DISCUSSION OF BALANCE SHEET

     Working capital at September 30, 1995 was $180.5 million compared with $100.1 million at October 1, 1994 and the current ratio was 2.55 to 1 and 1.87 to 1 at September 30, 1995 and October 1, 1994, respectively.
     Receivables and inventories increased primarily due to increased sales, especially in international markets. Other current assets increased primarily due to the recording of an insurance claim receivable for fire losses and increased prepaid marketing expenses.
Other assets increased primarily due to loan proceeds being held by a trustee for a capital project. Current deferred income taxes decreased due to the payment of previously recorded deferred taxes and increases in current deferred tax assets.
     The Company's total capitalization, as represented by long-term obligations plus stockholders' equity, was $434.3 million on September
30, 1995, compared with $284.4 million on October 1,1994. Long-term obligations represented 29.9% and 26.4% of total capitalization on September 30, 1995 and October 1, 1994, respectively.
     The Company had $12.3 million of notes payable due under its unsecured credit agreements at September 30, 1995 compared with $16.8 million on October 1, 1994. Total long-term obligations and current portion of longterm obligations increased $58.4 million due to the net effect of the following: 1) proceeds received on a $50.0 million loan from an insurance company; 2) proceeds received on a $25.0 million loan from the county of Henderson, Kentucky; 3) $3.8 million of 8% convertible subordinated debentures that were redeemed and $5.5 million that were converted into Class A common stock; 4) a $1.1 million debt prepayment; and 5) normal debt payments.
     Common stock and additional capital increased $61.5 million to $159.2 million at September 30, 1995 from $97.7 million at October 1, 1994. The increase primarily resulted from the issuance of 2.5 million new shares of Class A common stock sold in a public stock offering on November 21, 1994, and the conversion of $5.5 million of 8% convertible subordinated debentures into common stock. Additionally, during the second quarter of fiscal 1995, the Company issued 6.7 million shares of Class A common stock and 3.2 million shares of Class B common stock in a three-for-two stock split, effected as a stock dividend.
     In February 1995, the Company reached an agreement with the Internal Revenue Service regarding the examination of the 1989 and 1990 Federal income tax returns. Based on management's best estimate of the final outcome of the examination, the Company recorded $0.5 million of tax expense and accrued $4.5 million of interest expense attributable to taxes due for the years under audit and the effect of the audit on all subsequent tax years. During the third quarter of fiscal 1995, the Company made a $15.0 million advance payment of the estimated tax and interest due under the settlement and the effect of the settlement on all subsequent years. The advance payment was applied as follows: $4.5 million to the interest accrued in the second quarter and $10.5 million to deferred income taxes payable. Total taxes due under the settlement have not been finalized, but management believes the liability will be substantially less than the IRS assessment. Management anticipates that the final calculation of the liability will be completed in fiscal 1996.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended                September 30,  October 1,  October 2,
(Dollars in thousands)                1995          1994        1993
Cash flows from operating
  activities:
 Net income                           $ 35,758     $ 26,992     $15,905
 Non-cash items included in net income:
  Depreciation                          24,084       21,246      21,629
  Amortization                           1,053        1,033       1,314
  Deferred income taxes                  4,637          209         171
  Other                                 (2,777)      (2,777)     (1,004)
 Changes in assets and liabilities:
  Trade and other receivables          (15,570)      (8,056)    (10,667)
  Inventories                          (41,554)     (19,004)     (8,461)
  Accounts payable                       6,488        9,633       1,430
  Accrued liabilities                    4,423       11,814      12,021
  Other                                (35,261)      (4,798)     (3,331)
                                      ----------   ---------    --------
 Cash flows provided by (used for)
  operating activities                 (18,719)      36,292      29,007
                                      ----------   ---------    --------
Cash flows from investing activities:
 Purchase of property, plant
  and equipment                        (73,314)     (49,161)    (21,453)
 Disposition of property, plant and
  equipment, net                         3,828        4,271       1,262
 Funds held by trustee for capital
  project                              (16,926)         --          --
 Proceeds from sale-leaseback
  agreements (Note 9)                      --           --       19,167
 Acquisitions of businesses                --           --         (825)
 Other                                  (5,427)      (4,407)        523
                                      ----------   ---------    --------
 Cash flows used for investing
  activities                           (91,839)     (49,297)     (1,326)
                                      ----------   ---------    --------

Cash flows from financing activities:
 Additions (reductions) to
  notes payable                         (4,500)      16,800     (15,000)
 Additions to long-term obligations     75,000          --        3,370
 Reductions of long-term obligations   (11,021)      (5,635)    (15,769)
 Sale of Class A common stock           51,264          --          --
 Dividends                              (2,249)      (1,796)     (1,706)
 Exercise of stock options and other     2,324        1,644       1,366
                                      ----------   ---------    --------
 Cash flows provided by (used for)
  financing activities                 110,818       11,013     (27,739)
                                      ----------   ---------    --------
Increase (decrease) in cash and
  cash equivalents                         260       (1,992)        (58)
Cash and cash equivalents at
  beginning of period                    1,899        3,891       3,949
                                      ----------   ---------    --------
Cash and cash equivalents at
  end of period                       $  2,159     $  1,899     $ 3,891
                                      ==========   =========    ========
Supplemental disclosure of cash
  flow information:
 Cash paid during the year for:
  Interest, net of amounts
   capitalized                        $  7,111     $  6,321     $ 7,090
  Income taxes                        $ 32,210     $ 13,300     $ 7,299
                                      ==========   =========    ========
The accompanying notes are an integral part of the consolidated financial statements.

DISCUSSION OF CASH FLOWS

     The Company's cash flows used for operating activities was $18.7 million for fiscal 1995 compared with cash flows provided by operations of $36.3 million for fiscal 1994. The decrease was primarily due to increases in operating assets and a $10.5 million decrease in deferred income taxes resulting from the payment of taxes due as a result of an Internal Revenue Service examination.
     Historically, the Company's operations have been financed through internally generated funds, borrowings, lease arrangements and the issuance of common stock. On April 26, 1994, the Company entered into a $100.0 million unsecured credit agreement that expires June 30, 1998. At September 30, 1995, the Company had $91.6 million available under this agreement. The Company did not have any notes payable outstanding under the agreement but had $8.4 million in outstanding letters of credit. The credit agreement, among other things, limits the payment of dividends to approximately $2.8 million in any fiscal year and limits annual capital expenditures and lease obligations. It requires the maintenance of minimum levels of working capital and tangible net worth, and requires that the current ratio, leverage ratio and cash flow coverage ratio be maintained at certain levels. It also limits the creation of new secured debt to $25.0 million and new unsecured short-term debt with parties outside the credit agreement to $20.0 million. Additionally, an event of default will occur if the aggregate outstanding voting power of James T. Hudson and his immediate family is reduced below 51%.
     Also, the Company has entered into four separate unsecured short-term credit agreements with financial institutions giving the Company the right to borrow up to $10.0 million each from three institutions and $15.0 million from one institution. At September 30, 1995, the Company had $12.3 million of notes payable outstanding under these agreements.
     On March 2, 1995, the county of Henderson, Kentucky, issued solid waste disposal tax-exempt revenue bonds and loaned the $25.0 million proceeds to the Company. The proceeds are to be used to finance the construction of solid waste disposal and sewage facilities at the Company's new chicken complex being built near Henderson, Kentucky. The bonds, as initially issued, accrue interest at weekly rates and mature on March 1, 2015. The rate at issue was 3.80% and is currently 4.10%.
     On June 13, 1995, the Company borrowed $50.0 million under an unsecured term loan agreement from an insurance company at a fixed interest rate of 6.90% to mature June 1, 2005. Covenants under the loan agreement are consistent with those required by the $100.0 million unsecured credit agreement.
     For fiscal 1995 and 1994, the Company had capital expenditures of $73.3 million and $49.2 million, respectively. Due to the level of capital expenditures for fiscal 1995, the Company was required to obtain waivers of debt covenants from certain lenders. Capital expenditures, for fiscal 1995, were for the construction of a beef processing plant in Columbus, Nebraska, the beginning of construction of a chicken complex near Henderson, Kentucky, and the expansion and/or upgrading of existing production facilities and related equipment. The beef processing plant began production in February 1995 and the Kentucky chicken complex is expected to begin production in 1996.

     The Company's capital budget for fiscal 1996 contemplates aggregate capital expenditures of approximately $100.0 million for the completion of the chicken complex in Kentucky and upgrading and/or expanding current production facilities and related equipment. The capital expenditures have been and will continue to be financed by operations, borrowings, lease arrangements and the issuance of common stock.
     On October 4, 1995, the Company entered into a letter of intent to sell its Topeka, Kansas, luncheon meats processing facility along with the related Ohse and Roegelein brand names. Additionally, the Company intends to close its Wichita, Kansas, luncheon meats processing facility no later than January 13, 1996. The plants being sold or closed are responsible for about $110.0 million in sales. The Company does not expect that these transactions will materially impact its financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Following is a summary of significant accounting policies employed by Hudson Foods, Inc. and subsidiaries ("the Company") in the preparation of the consolidated financial statements.

Principles of Consolidation.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Cash and Cash Equivalents.

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. At September 30, 1995 and October 1, 1994, cash and cash equivalents included temporary cash investments in certificates of deposit, U.S. treasury bills, repurchase agreements and U.S. government agency securities of $18,944,000 and $12,500,000, respectively. Cash equivalents are stated at cost, which approximates market value, and have been used to offset book overdrafts.

Concentrations of Credit Risk and Major Customers.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables from large domestic companies. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Company's broad customer base. In fiscal years 1995, 1994 and 1993, one customer accounted for approximately 14.7%, 17.7% and 17.9% of consolidated sales, respectively. The Company sells certain of its products in foreign markets, primarily Russia, eastern Europe, Asia, and Central America. The Company's foreign sales for fiscal 1995, 1994 and 1993 were 11.6%, 5.8% and 3.0% of total sales, respectively.

Inventories.

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory cost includes the cost of raw materials and all applicable costs of processing.

Property, Plant and Equipment.

     Property, plant and equipment are stated at cost. When assets are sold or retired, the costs of the assets and the related accumulated depreciation are removed from the accounts and the resulting gains or losses are recognized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Interest costs of approximately $4,487,000, $1,702,000 and $1,467,000 were capitalized during 1995, 1994 and 1993, respectively.

Earnings per Share.

     Earnings per share are based on the weighted average number of shares outstanding. The primary earnings per share computation assumes that outstanding dilutive stock options were exercised and the proceeds used to purchase common shares. Earnings per share, assuming full dilution, gives effect to the conversion of outstanding convertible debentures and the exercise of dilutive stock options.

Excess Cost of Investment Over Net Assets Acquired.

     The excess cost of investment over net assets acquired is being amortized over periods ranging from 33 to 40 years and is evaluated annually for impairment based on estimated undiscounted cash flows of the acquired entities. Accumulated amortization was $4,758,000 and $4,244,000 at September 30, 1995 and October 1, 1994, respectively.

Income Taxes.

     The Company utilizes the asset and liability approach for financial accounting and reporting for income taxes as set forth in Statement of Financial Accounting Standards No. 109 ("SFAS 109"): Accounting for Income Taxes. Under SFAS 109, deferred income tax assets and liabilities are recorded to reflect the expected tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

Stock Split.

     On March 27, 1995, the Company distributed a three-for-two stock split in the form of a stock dividend. All shares outstanding and per share data have been adjusted to reflect the stock split.

Fiscal Year.

     The Company utilizes a 52-53 week accounting period which ends on the Saturday closest to September 30.

NOTE 2. INVENTORIES

                                       Sept. 30,         Oct. 1,
(Dollars in thousands)                   1995             1994
Field inventory - broilers
     and breeder stock                 $ 33,493         $ 29,248
Field inventory - turkeys
     and breeder stock                   11,610           10,432
Feed, eggs and other                     30,441           21,581
Finished products                       101,511           74,240
                                       --------         --------
Total                                  $177,055         $135,501
                                       ========         ========

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

                                       Sept. 30,         Oct. 1,
(Dollars in thousands)                   1995             1994
Land                                   $ 13,579         $ 10,644
Buildings and improvements              190,945          165,482
Machinery and equipment                 145,550          131,433
Construction in progress                 63,129           42,027
                                       --------         --------
                                        413,203          349,586
Less accumulated depreciation           137,579          120,536
                                       --------         --------
Total                                  $275,624         $229,050
                                       ========         ========

NOTE 4. FINANCING ARRANGEMENTS

     The Company's line of credit agreement (the "Agreement"), which expires June 30, 1998, provides for aggregate borrowings or letters of credit up to $100 million. At September 30, 1995, the Company had issued $8.4 million in letters of credit, and at October 1, 1994, had $6.8 million of short-term debt outstanding and had issued $8.2 million in letters of credit. The Agreement, among other things, limits the payment of dividends to approximately $2.8 million in any fiscal year and limits annual capital expenditures and lease obligations. It requires the maintenance of minimum levels of working capital and tangible net worth, and requires that the current ratio, leverage ratio and cash flow coverage ratio be maintained at certain levels. It also limits the creation of new secured debt to $25.0 million and new unsecured short-term debt with parties outside the Agreement to $20.0 million. At September 30, 1995, $91.6 million was unused under the Agreement.

     In addition, the Company has entered into four separate unsecured short-term credit agreements with financial institutions giving the Company the right to borrow up to $10.0 million each from three institutions and $15.0 million from one institution. At September 30, 1995, the Company had $12.3 million of notes payable outstanding under these agreements.

NOTE 5. ACCRUED LIABILITIES

                                       Sept. 30,         Oct. 1,
(Dollars in thousands)                   1995             1994
Payroll and benefits                   $28,223           $25,173
Income, property and other taxes         2,605             2,455
Interest                                   625               339
Other                                   13,137            12,614
                                       -------           -------
Total                                  $44,590           $40,581
                                       =======           =======

NOTE 6. LONG-TERM OBLIGATIONS

                                       Sept. 30,         Oct. 1,
(Dollars in thousands)                   1995             1994
6.90% Notes payable to an insurance
   company due June 1, 2005          $   49,124         $   --
Tax-exempt floating rate bonds
  (4.10% at Sept. 30, 1995) due
   March 1, 2015                         25,000             --
8.99% Note payable to an insurance
   company due March 15, 1998            14,504          15,302
9.99% Notes payable to an insurance
   company due April 12, 1997            15,000          15,000
7.62% Note payable to an insurance
   company due Sept. 1, 2002             11,459          13,084
9.95% Note payable to a bank
   due June 30, 1999                      6,700           7,250
7.20%-7.64% Notes payable to
   a bank due Sept. 1, 2002               7,084           8,084
7.68% Note payable to an insurance
   company due Sept. 1, 2002              4,375           5,000
8.14% Note payable to an insurance
   company due March 15, 1998             4,740           4,980
8% Convertible Subordinated
   Debentures due 2006                      --            9,279
Other - 7%-9% Notes payable in
   various maturities through 2002          729           2,299
                                        --------         -------
Total                                    138,715         80,278
                                        ========         =======

Less current portion of
   long-term obligations                   8,742          5,109
                                        --------         -------
Long-term obligations                   $129,973         $75,169
                                        ========         =======

     On September 6, 1994, the Company called the 8% convertible subordinated debentures. Bondholders had the option of redeeming their debentures at 101.6% of the stated principle amount plus accrued interest, or converting their debentures into Class A common stock at $21 per share. As of October 1, 1994, the Company had converted $8.1 million of the debentures into 388,388 shares of common stock. In fiscal 1995, the Company converted an additional $5.5 million of the debentures into 263,837 shares of common stock and redeemed the remaining $3.8 million, recognizing a $132,000 loss on the extinguishment.
     Certain of the Company's loan agreements require the maintenance of minimum working capital, and that net tangible asset, debt-to-equity and working capital ratios be maintained at specified levels. Also, such loan agreements contain limitations on capital expenditures, additional indebtedness and payment of dividends.
     The fair value of the Company's long-term obligations is based on discounted future cash flows using current interest rates. The fair value of the Company's long-term obligations at September 30, 1995, including current portion, is estimated to be approximately $141.2 million.
     At September 30, 1995, the aggregate amount of long-term obligations which will become due during each of the next five fiscal years is as follows: $8,742,000 in 1996; $24,077,000 in 1997;
$24,996,000 in 1998; $12,920,000 in 1999; and $8,190,000 in 2000.

NOTE 7. INCOME TAXES

Consolidated income tax expense for each of the three years in the period ended September 30, 1995 consists of the following:

For the Years Ended              Sept. 30,    Oct. 1,    Oct. 2,
(Dollars in thousands)             1995        1994       1993
Current provision:
     Federal                     $17,620     $16,067     $8,323
     State                         2,227       1,719      1,019
Deferred provision:
     Federal                       4,250         306        168
     State                           387         (97)         2
                                 -------     --------    ------
Total income tax expense         $24,484     $17,995     $9,512
                                 =======     ========    ======

     Reconciliations of the statutory federal income tax rate with the effective income tax rate for each of the three years in the period ended September 30, 1995 are as follows:

For the Years Ended               Sept. 30,    Oct. 1,    Oct. 2,
                                    1995        1994       1993
Federal income tax rate             35.0%       35.0%      34.8%
State income taxes,
     net of federal benefit          3.1         2.7        3.6
Jobs/research tax credit            (0.7)       (0.7)      (2.1)
Other                                3.2         3.0        1.1
                                   ------      ------      -----
Effective income tax rate           40.6%       40.0%      37.4%
                                   ======      ======      =====

     An analysis of the Company's net current and long-term deferred tax liabilities (assets) at September 30, 1995 and October 1, 1994 is as follows:

                                       Sept. 30,    Oct. 1,
(Dollars in thousands)                    1995       1994
Current:
     Inventory                         $ 9,568     $15,057
     Allowance for doubtful accounts      (682)       (563)
     Accrued liabilities                (6,297)     (3,037)
     Other                                 250        (250)
                                       --------    --------
Total current deferred
     income taxes                      $ 2,839      $11,207
                                       ========    ========
Long-term:
     Property, plant and equipment     $27,963      $27,124
     Change from the cash basis
          to the accrual basis of
          accounting in 1988 for the
          "Family Farm" subsidiaries    38,315       38,159
     Other                               2,617        1,700
                                       --------     -------
Total long-term deferred
     income taxes                      $68,895      $66,983
                                       ========     =======

      In February 1995, the Company reached an agreement with the Internal Revenue Service regarding the examination of the 1989 and 1990
Federal income tax returns. Based on management's best estimate of the final outcome of the examination, the Company recorded $0.5 million of tax expense and accrued $4.5 million of interest expense attributable to taxes due for the years under audit and the effect of the audit on all subsequent tax years. During the third quarter of fiscal 1995, the Company made a $15.0 million advance payment of the estimated tax and interest due under the settlement and the effect of the settlement on all subsequent years. The advance payment was applied as follows: $4.5 million to the interest accrued in the second quarter and $10.5 million to deferred income taxes payable. Total taxes due under the settlement have not been finalized, but management believes the liability will be substantially less than the IRS assessment. Management anticipates that the final calculation of the liability will be completed in fiscal 1996.

NOTE 8. EMPLOYEE BENEFIT AND COMPENSATION PLANS

Stock Option Plan.

     The 1985 Stock Option Plan (the "Option Plan"), as amended, reserves 1,800,000 and 450,000 shares of the Company's Class A common stock for issuance as incentive stock options and nonqualified stock options, respectively. The Option Plan provides for the grant of options to key employees upon terms and conditions determined by a committee of the Board of Directors.
     Options expire no later than the tenth anniversary of the date of grant, and are exercisable at a price which is at least 100% of the fair market value of such shares on the date of grant (110% in the case of individuals holding at least 10% of the Company's Class A common stock).
     A summary of stock option activity related to the Option Plan for each of the three years in the period ended September 30, 1995, reflecting the 3-for-2 stock split which was distributed on March 27, 1995, is as follows:

                                                           Number of
                                 Number     Option price     shares
                                of shares     per share   exercisable
Outstanding at
      10/3/92                   1,162,032    $3.37-$8.21     889,658
                                                           ==========
Granted                           516,975    $5.04-$7.13
Exercised                        (253,209)   $3.37-$7.00
Cancelled                         (64,425)   $4.63-$6.67
                                ----------
Outstanding at
      10/2/93                   1,361,373    $4.63-$8.21     854,091
                                                           ==========

Granted                             --           --
Exercised                        (322,394)   $4.67-$8.21
Cancelled                          (6,525)   $4.75-$7.00
                                ----------
Outstanding at
      10/1/94                   1,032,454    $4.63-$7.13     723,464
                                                           ==========
Granted                             --           --
Exercised                        (484,980)   $4.63-$6.67
Cancelled                          (9,000)   $4.75-$5.04
                                ----------
Outstanding at
      9/30/95                      538,474    $4.63-$7.13    344,284
                                ==========                 ==========

Employee Stock Purchase Plan.

     The Company's 1990 Employee Stock Purchase Plan (the "Purchase Plan") makes available to eligible employees a means of purchasing up to 1,500,000 shares of the Company's common stock at current market prices. Under the terms of the Purchase Plan, the Company contributes an amount annually, in cash or Class A stock, equal to 15% of the undistributed total of participants' contributions for the past ten years. All full-time employees of the Company (except those owning 10% or more of the Company's Class A stock) are eligible to participate in the Purchase Plan.

Retirement Plan.

     In November 1985, the Company adopted a 401(k) Plan which, as amended, provides for Company matching of 50% of employee contributions not exceeding 4% of the participants' salary. The Company's contribution was $1,393,000 in 1995; $1,168,000 in 1994; and $919,000 in 1993.

NOTE 9. COMMITMENTS AND CONTINGENCIES

    The Company leases transportation and delivery equipment, poultry farms, processing equipment and distribution facilities under operating leases expiring during the next seven years. Management expects that in the normal course of business the leases will be renewed or replaced by other leases.
    In November and December 1992, under sale-leaseback agreements, the Company sold certain equipment with a net book value of $4.5 million for $19.2 million cash. Annual payments under the operating lease agreements are $3.5 million. The gain of $14.7 million is being amortized over the terms of the leases. At September 30, 1995 and October 1, 1994, the unamortized portion of the deferred gain is included in the balance sheet captions "accrued liabilities" ($2,777,000 for both years) and "deferred income taxes and deferred gain" ($4,177,000 and $6,954,000, respectively).
    Total rental expense (net of amortized gain) was $28,378,000 in 1995; $23,042,000 in 1994; and $20,603,000 in 1993.

     At September 30, 1995, future minimum rental payments required under leases that have initial or remaining noncancellable terms in excess of one year are as follows: $26,996,000 in 1996; $24,900,000 in 1997; $19,710,000 in 1998; $15,135,000 in 1999; and $10,553,000 in 2000.
     The Company maintains a self-insurance program for employee health care and workman's compensation costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not yet reported.
     The Company is involved in litigation incidental to its business. Such litigation is not considered by management to be significant.

NOTE 10. RELATED PARTY TRANSACTIONS

     Lease payments for transportation equipment made to the Company's chairman amounted to $1,708,000 in 1995; $956,000 in 1994; and $936,000
in 1993.
     Certain officers and employees of the Company own turkey and broiler farms and enter into grower contracts with the Company which provide for the payment of grower fees. The Company's arrangements with these officers and employees are similar to contracts with unrelated growers and, as such, do not include an ongoing commitment by the Company. Grower fees paid to these officers and employees amounted to $803,000 in 1995; $689,000 in 1994; and $651,000 in 1993.
     At September 30, 1995 and October 1, 1994, other current assets include $216,000 and $217,000, respectively, and other assets include $6,084,000 and $3,933,000, respectively, of accounts and notes receivable from an officer and director and entities controlled by this person.

NOTE 11. SUBSEQUENT EVENT

     On October 4, 1995, the Company entered into a letter of intent to sell its Topeka, Kansas, luncheon meats processing facility along with the related Ohse and Roegelein brand names. Additionally, the Company intends to close its Wichita, Kansas, luncheon meats processing facility no later than January 13, 1996.

NOTE 12. STOCKHOLDERS' EQUITY

(Dollars in thousands)                        Common stock
                                  ------------------------------------
                                        Class A           Class B
                                  ------------------------------------

                                    Shares    Amount   Shares   Amount
                                  ------------------------------------
Balance at October 3, 1992         6,428,947   $ 64  8,503,052   $85
Net income                            --         --       --      --
Stock exchange                         1,000     --     (1,000)   --
Exercise of stock options            168,805      2       --      --
Contingent payment
 for 1990 acquisition                 35,603     --       --      --
Conversion of 14% debentures       1,996,052     20       --      --
Issuance of stock under the
 Employee Stock Purchase Plan         --         --       --      --
Cash dividends*:
 Class A $.080 per share              --         --       --      --
 Class B $.067 per share              --         --       --      --
                                  ------------------------------------
Balance at October 2, 1993         8,630,407     86  8,502,052    85
Net income                            --         --       --      --
Stock exchange                           170     --       (170)   --
Exercise of stock options            214,928      2       --      --
Conversion of 8% debentures          388,388      4       --      --
Issuance of stock under the
 Employee Stock Purchase Plan         --         --       --      --
Cash dividends*:
 Class A $.080 per share              --         --       --      --
 Class B $.067 per share              --         --       --      --
                                  ------------------------------------
Balance at October 1, 1994         9,233,893     92  8,501,882    85
Net income                            --         --       --      --
Stock exchange                     2,101,102     21 (2,101,102)  (21)
Exercise of stock options            422,455      4       --      --
Conversion of 8% debentures          262,885      3        952    --
Stock offering                     2,500,000     25       --      --
3-for-2 stock split                6,653,539     66  3,200,940    32
Purchase of land                     157,500      2       --      --
Issuance of stock under the
 Employee Stock Purchase Plan         --         --       --      --
Cash dividends*:
 Class A $.080 per share              --         --       --      --
 Class B $.067 per share              --         --       --      --
                                  ------------------------------------
Balance at September 30, 1995     21,331,374   $213  9,602,672   $96
                                  ====================================
*Reflects 3-for-2 stock split distributed on March 27, 1995

Additional  Retained Treasury
 capital   earnings   stock
-----------------------------
$ 62,478    $83,528 $(11,825)
    --       15,905      --
    --         --        --
   1,193       --        --

    (825)      --        --
  24,777       --        --

      15       --        191

    --         (856)     --
    --         (850)     --
-----------------------------
  87,638     97,727  (11,634)
    --       26,992      --
    --         --        --
   1,641       --        --
   8,154       --        --

      72       --        218

    --         (946)     --
    --         (850)     --
-----------------------------
  97,505    122,923  (11,416)
    --       35,758      --
    --         --        --
   2,333       --        --
   5,262       --        --
  51,239       --        --
    (101)      --        --
   2,371       --        --

     233       --        182

    --       (1,611)     --
    --         (638)     --
-----------------------------
$158,842   $156,432 $(11,234)
=============================

     On February 6, 1987, the Company's Restated Certificate of Incorporation was amended to create two classes of common stock. The amendment authorized the issuance of up to 40,000,000 shares of Class A common stock, par value $.01 per share, and 40,000,000 shares of Class B common stock, par value $.01 per share. Upon adoption of the amendment, each outstanding share of common stock converted automatically into a share of Class A common stock. During fiscal 1987, the Company concluded a one-time-only exchange offer in which holders of Class A common stock were given the opportunity to exchange their shares for an equivalent number of shares of Class B common stock. The Class B common stock has ten votes per share in most matters submitted to a vote of the Company's stockholders, while the Class A common stock has one vote per share. As a result of the exchange offer, voting control of the Company rests with the holders of Class B common stock. In addition, the dividend per share of Class B common stock may not exceed 90 percent of the dividend per share of Class A common stock. The number of outstanding Class A shares at September 30, 1995 and October 1, 1994 were 20,415,936 and 8,300,039, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Hudson Foods, Inc.

     We have audited the accompanying consolidated balance sheet of Hudson Foods, Inc. and subsidiaries as of September 30, 1995 and October 1, 1994, and the related consolidated statements of operations and cash flows for each of the three years in the period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above (included on pages 16, 18, 20 and 22 to 27 of the annual report to stockholders) present fairly, in all material respects, the consolidated financial position of Hudson Foods, Inc. and subsidiaries as of September 30, 1995 and October 1, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.
Tulsa, Oklahoma
October 31, 1995

ELEVEN-YEAR FINANCIAL SUMMARY
(Dollars in thousands
except per share data)                          1995            1994
Operating data:
 Sales                                       $1,200,512      $1,040,840
 Cost of sales                                1,023,959         885,248
 Gross profit                                   176,553         155,592
 Selling                                         82,945          78,698
 General and administrative                      29,211          25,755
 Operating income                                64,397          51,139
 Interest, net                                    1,845           6,152
 Interest on tax settlement                       4,500             --
 Other, net                                      (2,190)            --
 Income (loss) before income taxes
  and extraordinary item                         60,242          44,987
 Income tax expense (benefit)                    24,484          17,995
 Income before extraordinary item                35,758          26,992
 Net income                                      35,758          26,992
Per share data*:
 Primary earnings per share
  before extraordinary item                       $1.21           $1.08
 Primary earnings per share                        1.21            1.08
 Fully diluted earnings per share
  before extraordinary item                        1.21            1.08
 Fully diluted earnings per share                  1.21            1.08
 Dividends declared per Class A common share       .080            .080
 Dividends declared per Class B common share       .067            .067
 Stockholders' equity per share                   10.14            8.30
Financial data:
 Working capital                             $  180,458      $  100,096
 Capital expenditures                            73,314          49,161
 Property, plant and equipment, net             275,624         229,050
 Total assets                                   623,541         473,180
 Long-term obligations less current portion     129,973          75,169
 Total debt                                     151,015          97,078
Stockholders' equity                            304,349         209,189
Depreciation and amortization                    25,137          22,279
Statistical data:
 Sales growth                                      15.3%           13.1%
 Return on sales (net margin)                       3.0             2.6
 Return on average stockholders' equity            13.9            14.1
 Current ratio                                   2.55:1          1.87:1
 Long-term obligations to total capitalization     29.9%           26.4%
 Shares used in primary earnings
   per share computation (000's)*                29,494          24,948
 Shares used in fully diluted earnings
   per share computation (000's)*                29,494          25,099
 Shares outstanding at year-end (000's)*         30,019          25,203
Stockholders of record                            1,433           1,316
 Number of employees                             10,303           8,911
 Class A common stock price (high-low)*      $20:12 3/4      $16 3/4:7 1/8

   1993      1992         1991         1990         1989          1988

$920,545  $809,243     $765,292     $666,697     $620,485      $549,032
 802,002   733,028      690,316      606,220      547,929       521,745
 118,543    76,215       74,976       60,477       72,556        27,287
  63,926    49,907       37,135       27,270       13,400        12,989
  20,695    18,533       16,645       16,377       15,735        10,155
  33,922     7,775       21,196       16,830       43,421         4,143
   7,975     8,476        9,073        7,571        9,462        10,843
     --        --           --           --           --            --
     530    (4,342)      (1,406)      (4,591)      (2,606)         (228)

  25,417     3,641       13,529       13,850       36,565        (6,472)
   9,512     1,471        4,987        5,138       13,798       (10,410)
  15,905     2,170        8,542        8,712       22,767         3,938
  15,905     2,170        8,542        8,712       22,767        14,793


    $.67      $.10         $.39         $.40        $1.13          $.20
     .67       .10          .39          .40         1.13           .75

     .67       .10          .39          .40         1.04           .30
     .67       .10          .39          .40         1.04           .73
    .080      .080         .080         .080         .080          .080
    .067      .067         .067         .067         .067          .067
    7.17      6.42         6.39         5.85         5.51          4.21

$103,811  $ 81,475     $ 88,564     $ 89,822     $ 86,813      $ 66,679
  21,453    46,960       31,326       32,446       19,501        20,522
 205,613   207,097      178,753      164,357      133,495       128,096
 416,503   402,188      360,191      342,269      299,054       290,493
  88,985   125,695       97,418       89,675       78,509        73,747
  94,070   145,924      100,295       97,032       83,886       118,641
 173,902   134,330      133,499      126,005      110,637        82,315
  22,943    17,911       16,536       14,346       12,406        10,608

    13.8%      5.7%        14.8%         7.4%        13.0%         28.0%
     1.7       0.3          1.1          1.3          3.7           2.7
    10.3       1.6          6.6          7.4         23.6          18.9
  2.28:1    2.00:1       2.35:1       2.48:1       2.60:1        1.91:1
    33.8%     48.3%        42.2%        41.6%        41.5%         47.3%

  23,627    21,455       22,100       21,932       20,096        19,787

  23,627    21,455       22,100       21,932       25,427        24,867
  24,261    20,922       20,880       21,539       20,075        19,533
   1,402     1,483        1,514        1,657        1,668         1,911
   8,554     8,229        7,659        7,370        6,262         5,474
$10 1/4:5 $6 1/2:4 5/8 $7 3/4:4 3/8 $9 5/8:4 3/8 $11 1/4:6 1/8 $8 3/4:3 1/4

   1987          1986         1985
$428,880      $223,963     $184,596
 384,045       184,915      156,563
  44,835        39,048       28,033
   7,253         4,401        3,440
   8,879         6,915        5,468
  28,703        27,732       19,125
   8,734         2,349        3,286
     --            --           --
  (2,382)       (1,096)        (356)

  22,351        26,479       16,195
   9,432        13,001        7,737
  12,919        13,478        8,458
  12,919        13,478        8,458


    $.69          $.78         $.57
     .69           .78          .57

     .67           .78          .57
     .67           .78          .57
    .070           .05           --
    .033            --           --
    3.74          2.71          .81

$ 41,072      $ 39,308      $ 7,168
  26,050         9,359        2,504
 120,774        87,428       26,136
 293,594       235,495       60,002
  93,652        83,842       21,472
 125,625       104,614       27,100
  74,031        50,458       12,146
   8,258         3,022        3,025

    91.5%         21.3%       (10.8)%
     3.0           6.0          4.6
    20.8          43.1         63.7
  1.37:1        1.45:1       1.31:1
    55.9%         62.4%        63.9%

  18,848        17,324       15,000

  23,436        17,337       15,000
  19,781        18,653       15,000
   1,913         1,571          --
   6,027         2,758        1,999
$13 7/8:8 5/8 $14 1/8:7 1/8     --
*Reflects 3-for-2 stock split distributed on March 27, 1995

QUARTERLY FINANCIAL DATA (UNAUDITED)
(Dollars in thousands except per share data)
Quarter Ended 1995        December 31      April 1      July 1
Sales                      $279,955       $271,814     $305,650
Cost of sales               238,202        227,520      261,825
                          ----------      ---------    ---------
Gross profit                 41,753         44,294       43,825
Selling                      19,048         19,150       21,393
General and administrative    7,252          7,402        6,818
                          ----------      ---------    ---------
Operating income             15,453         17,742       15,614
Other expense, net             (932)         3,718          578
                          ----------      ---------    ---------
Income before income taxes   16,385         14,024       15,036
Income tax expense            6,550          5,856        5,642
                          ----------      ---------    ---------
Net income                 $  9,835       $  8,168     $  9,394
                          ==========      =========    =========
Earnings per share(1):
  Primary                      $.35           $.27         $.31
  Fully diluted                 .35            .27          .31
Dividends(1):
  Class A                     .0200          .0200        .0200
  Class B                     .0167          .0167        .0167
Market price (high-low)(1) $17 7/8:13 7/8 $20:16 3/4   $19 1/4:12 3/4
                          =========================================
Quarter Ended 1994         January 1      April 2       July 2
Sales                      $250,292      $256,327      $266,773
Cost of sales               212,646       222,284       224,352
                          ----------     ---------     ---------
Gross profit                 37,646        34,043        42,421
Selling                      19,257        18,839        20,223
General and administrative    6,474         6,122         6,309
                          ----------     ---------     ---------
Operating income             11,915         9,082        15,889
Other expense, net            1,829         1,717         1,442
                          ----------     ---------     ---------
Income before income taxes   10,086         7,365        14,447
Income tax expense            3,991         2,993         5,616
                          ----------     ---------     ---------
Net income                 $  6,095      $  4,372      $  8,831
                          ==========     =========     =========
Earnings per share(1):
  Primary                      $.25          $.18          $.35
  Fully diluted(2)              .24           .18           .34
Dividends(1):
  Class A                     .0200         .0200         .0200
  Class B                     .0167         .0167         .0167
Market price (high-low)(1) $9:7 1/8      $11 1/8:7 3/8 $12 1/4:8 1/2

 September 30    Fiscal 1995
   $343,093       $1,200,512
    296,412        1,023,959
   ---------      ----------
     46,681          176,553
     23,354           82,945
      7,739           29,211
  ---------      -----------
     15,588           64,397
        791            4,155
  ---------      -----------
     14,797           60,242
      6,436           24,484
  ---------      -----------
   $  8,361       $   35,758
  =========      ===========

       $.28            $1.21
        .28             1.21

      .0200             .080
      .0167             .067
   $15 1/2:13 1/4 $20:12 3/4
=============================
   October 1     Fiscal 1994
   $267,448       $1,040,840
    225,966          885,248
  ---------      -----------
     41,482          155,592
     20,379           78,698
      6,850           25,755
  ---------      -----------
     14,253           51,139
      1,164            6,152
  ---------      -----------
     13,089           44,987
      5,395           17,995
  ---------      -----------
   $  7,694        $  26,992
  =========      ===========

       $.30            $1.08
        .30             1.08

      .0200             .080
      .0167             .067
   $16 3/4:11 7/8  $16 3/4:7 1/8
(1) Reflects 3-for-2 stock split distributed on March 27, 1995.
(2) As a result of shares issued during the year, earnings per share for the year's four quarters, which is based on average shares outstanding during each quarter, does not equal the annual earnings per share, which is based on the average shares outstanding during the year.