Form 10-K, Exhibit 13
period 1996-09-28
HUDSON FOODS INC
filed 1996-12-18
CIK 786617

Consolidated Statement of Operations
Hudson Foods, Inc. and Subsidiaries

For the Years Ended                                  September 28,         September 30,            October 1,
(Dollars in thousands except per share data)            1996                  1995                     1994
Sales                                                 $1,378,474            $1,200,512            $1,040,840
Cost of sales                                          1,211,556             1,023,959               885,248
                                                      ----------            ----------            ----------
Gross profit                                             166,918               176,553               155,592
Selling                                                   94,805                82,945                78,698
General and administrative                                32,240                29,211                25,755
                                                      ----------            ----------            ----------
Operating income                                          39,873                64,397                51,139
                                                      ----------            ----------            ----------
Other expense (income):
    Interest, net                                          5,789                 1,845                 6,152
    Interest on tax settlement                                 -                 4,500                     -
    Other, net                                            (4,246)               (2,190)                    -
                                                      ----------            ----------            -----------
    Total other expense                                    1,543                 4,155                 6,152
                                                      ----------            ----------            -----------
Income before income taxes                                38,330                60,242                44,987
Income tax expense                                        15,332                24,484                17,995
                                                      ----------            ----------            -----------
Net income                                            $   22,998            $   35,758            $   26,992
                                                      ==========            ==========            ===========
Earnings per share:
    Primary                                                 $.76                 $1.21                 $1.08
    Fully diluted                                           $.76                 $1.21                 $1.08
                                                      ==========            ==========            ===========
The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

Discussion of Operations

1996 vs. 1995.

Sales from the Company's operations were $1.4 billion for fiscal 1996, an increase of $178.0 million, or 14.8%, over fiscal 1995. International sales were 17.5% and 11.6% of fiscal 1996 and 1995 sales, respectively. The sales increase primarily resulted from the following:

         o Chicken sales increased 21.7% to $788.9 million in fiscal 1996 from $648.3 million in fiscal 1995 primarily due to an 18.6% increase in volume and a 2.6% increase in selling prices. The volume increase was essentially due to increased sales in international markets, especially Russia and Eastern Europe, and increased domestic consumer demand for chicken products.

         o Turkey sales increased 25.8% to $182.6 million in fiscal 1996 from $145.1 million in fiscal 1995 mainly due to a 23.1% increase in volume and a 2.2% increase in selling prices. The Company has greatly expanded its sales of turkey in international markets and also to foodservice customers.

         o Portioned entree sales increased 2.3% to $175.4 million in fiscal 1996 from $171.4 million in fiscal 1995 mostly due to a 2.9% increase in volume offset by a slight decrease in selling prices. The volume increase was primarily due to increased sales to vending, convenience stores and club stores. Portioned entrees have begun to see benefits from changes to its customer base and the introduction of new product lines.

         o Beef sales were $90.3 million in fiscal 1996 compared with $37.3 million in fiscal 1995. The Company's beef plant in Columbus, Nebraska began production in February 1995. The Company produces beef patties primarily for a large restaurant chain but also produces patties and chub packages for club stores, retail outlets and international sales.

         o Luncheon meat sales decreased 40.7% to $94.2 million in fiscal 1996 from $159.0 million in fiscal 1995 largely due to a 45.0% decrease in volume offset by a 7.7% increase in selling prices. The volume decrease was due to the December 29, 1995 sale of the Company's Topeka, Kansas luncheon meat plant and its related brand names, and the closing and subsequent sale of its Wichita, Kansas luncheon meat plant. The Company continues to produce luncheon meat products at its plant in Albert Lea, Minnesota.

Cost of sales was $1.2 billion for fiscal 1996, an increase of $187.6 million, or 18.3%, over fiscal 1995. As a percentage of sales, cost of sales increased to 87.9% in fiscal 1996 from 85.3% in fiscal 1995. This increase was primarily due to increases in volume and higher feed and ingredient costs that resulted from extremely high grain markets. Feed and ingredient costs increased to 26.6% of sales in fiscal 1996 from 19.3% in fiscal 1995.

Gross profit was $166.9 million in fiscal 1996, a decrease of $9.6 million, or 5.5%, from fiscal 1995.

Selling and general and administrative expenses were $127.0 million in fiscal 1996, an increase of $14.9 million, or 13.3%, over fiscal 1995. As a percentage of sales, selling and general and administrative expenses decreased to 9.2% in fiscal 1996 from 9.3% in fiscal 1995.

Operating income was $39.9 million in fiscal 1996, a decrease of $24.5 million, or 38.1%, from fiscal 1995. The decrease was mainly due to higher feed and ingredient costs described previously.

Interest expense increased as a result of $120 million and $75 million of long-term borrowings made in fiscal 1996 and 1995, respectively.

Other income for fiscal 1996 was primarily composed of a gain of $7.5 million resulting from insurance proceeds received in excess of the book value of assets destroyed by fire. That gain was offset by a loss of $1.3 million resulting from the sale of the Topeka and Wichita, Kansas luncheon meat assets and related brand names.

1995 vs. 1994.

Sales from the Company's operations were $1.2 billion for fiscal 1995, an increase of $159.7 million, or 15.3%, over fiscal 1994. International sales were 11.6% and 5.8% of fiscal 1995 and 1994 sales, respectively. The sales increase primarily resulted from the following:

         o Chicken sales increased 21.5% to $648.3 million in fiscal 1995 from $533.4 million in fiscal 1994 mostly due to a 25.2% increase in volume partially offset by a 2.9% decrease in selling prices. The volume increase was essentially due to increased sales in international markets, especially Russia, and increased domestic consumer demand for chicken products.

         o Turkey sales increased 28.2% to $145.1 million in fiscal 1995 from $113.2 million in fiscal 1994 largely due to a 22.0% increase in volume and a 5.1% increase in selling prices.

         o Portioned entree sales decreased 2.4% to $171.4 million in fiscal 1995 from $175.5 million in fiscal 1994 primarily due to a 3.8% decrease in selling prices slightly offset by a 1.5% increase in volume. Portioned entrees experienced some changes in its customer base and product lines that caused overall selling prices to decline.

         o Beef sales were $37.3 million in fiscal 1995. The Company's beef plant in Columbus, Nebraska began production in February 1995.

         o Luncheon meat sales decreased 3.5% to $159.0 million in fiscal 1995 from $164.7 million in fiscal 1994 mainly due to a 9.9% decrease in selling prices offset by a 7.1% increase in volume.

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

Operating income was $64.4 million in fiscal 1995, an increase of $13.3 million, or 25.9%, over fiscal 1994. The increase was mostly due to the improvements in the Company's operations described previously.

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

General. Historically, the Company's operating results have been heavily influenced by two factors: the cost of feed grains and commodity-based finished product prices. These two factors have fluctuated significantly and independently. In recent years the Company has undertaken a business strategy to increase the production and sale of further-processed products and increase sales to large customers such as club store and foodservice chains. In 1996, one such customer accounted for approximately 18.7% of total sales. This strategy helps decrease the proportion of feed grain costs to total cost of sales, which helps reduce the impact of commodity cost fluctuations. In addition, the sales prices of further-processed products are less sensitive to commodity price fluctuations. Even so, a material increase in feed costs or a material decrease in finished product prices could have an adverse effect on the Company, but management believes that the implementation of this strategy has reduced the Company's vulnerability to such price fluctuations.

The Company believes that its operations are in substantial compliance with applicable environmental laws and regulations.

Consolidated Balance Sheet
Hudson Foods, Inc. and Subsidiaries

                                                                 September 28,            September 30,
(Dollars in thousands)                                               1996                     1995
Assets
Current assets:
   Cash and cash equivalents                                          $  6,437                 $  2,159
   Accounts receivable                                                 110,655                   82,853
   Less allowance for doubtful accounts                                  1,863                    1,775
                                                                     ----------                ---------
                                                                       108,792                   81,078
   Inventories                                                         226,872                  177,055
   Other                                                                22,373                   36,313
                                                                     ----------                ---------
   Total current assets                                                364,474                  296,605
Property, plant and equipment, net                                     367,600                  275,624
Excess cost of investment over net assets acquired, net                 14,119                   14,682
Other assets                                                            28,549                   36,630
                                                                     ----------                ---------
Total assets                                                          $774,742                 $623,541
                                                                     ==========                =========
Liabilities and Stockholders' Equity Current liabilities:
   Notes payable                                                      $      -                 $ 12,300
   Current portion of long-term obligations                             24,714                    8,742
   Accounts payable                                                     69,552                   47,676
   Accrued liabilities                                                  49,578                   44,590
   Deferred income taxes                                                 6,741                    2,839
                                                                     ----------                ---------
   Total current liabilities                                           150,585                  116,147
                                                                     ----------                ---------
Long-term obligations                                                  224,951                  129,973
                                                                     ----------                ---------
Deferred income taxes and deferred gain                                 73,286                   73,072
                                                                     ----------                ---------
Commitments and contingencies (Note 9)
Stockholders' equity:
   Common stock:
     Class A, $.01 par value, issued 21,384,664 and 21,331,374 shares      214                      213
     Class B, $.01 par value, issued and outstanding 9,602,522
       and 9,602,672 shares                                                 96                       96
   Additional capital                                                  159,314                  158,842
   Retained earnings                                                   177,153                  156,432
                                                                     ----------                ---------
                                                                       336,777                  315,583
   Treasury stock, at cost (877,196 and 915,438 Class A shares)        (10,857)                 (11,234)
                                                                     ----------                ---------
   Total stockholders' equity                                          325,920                  304,349
                                                                     ----------                ---------
Total liabilities and stockholders' equity                            $774,742                 $623,541
                                                                     ==========                =========
The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

Discussion of the Balance Sheet

Working capital at September 28, 1996 was $213.9 million compared with $180.5 million at September 30, 1995 and the current ratio was 2.42 to 1 and 2.55 to 1 at September 28, 1996 and September 30, 1995, respectively.

Accounts receivable and inventories increased mainly due to expanded sales in both international and domestic markets. Other current assets decreased primarily due to cash received on an insurance claim receivable for fire losses. Accounts payable increased largely due to payables for the new Kentucky chicken complex, increased outside product purchases for international sales and increased feed and ingredient payables. Current deferred income taxes increased primarily due to an increase in the book/tax difference in live farm inventories resulting from increased flock numbers and higher feed costs. Other assets decreased essentially due to the expenditure of funds received from a trustee for a capital project of $16.9 million offset by costs for that project.

The Company's total capitalization, as represented by long-term obligations plus stockholders' equity, was $550.9 million on September 28, 1996, compared with $434.3 million on September 30, 1995. Long-term obligations represented 40.8% and 29.9% of total capitalization on September 28, 1996 and September 30, 1995, respectively.

The Company did not have any notes payable due under its unsecured credit agreements at September 28, 1996 compared with $12.3 million on September 30, 1995. Total long-term obligations and current portion of long-term obligations increased $111.0 million due to proceeds of $120.0 million received on new unsecured loans offset by normal debt payments.

Common stock and additional capital increased due to the exercise of employee stock options and treasury stock issued under the employee stock purchase plan.

Consolidated Statement of Cash Flows
Hudson Foods, Inc. and Subsidiaries

For the Years Ended                                                  September 28,      September 30,         October 1,
(Dollars in thousands)                                                   1996               1995               1994
Cash Flows from Operating Activities:
   Net income                                                         $  22,998          $  35,758           $ 26,992
   Non-cash items included in net income:
     Depreciation                                                        25,318             24,084             21,246
     Amortization                                                         1,385              1,053              1,033
     Deferred income taxes                                                3,661              4,637                209
     Other                                                                 (892)            (2,777)            (2,777)
   Changes in assets and liabilities:
     Accounts receivable                                                (33,811)           (15,570)            (8,056)
     Inventories                                                        (54,946)           (41,554)           (19,004)
     Accounts payable                                                    21,876              6,488              9,633
     Accrued liabilities                                                  6,340              4,423             11,814
     Other                                                               18,138           (35,261)             (4,798)
                                                                      ----------         ----------          ---------
   Cash flows provided by (used for) operating activities                10,067           (18,719)             36,292
                                                                      ----------         ----------          ---------
Cash Flows from Investing Activities:
   Purchase of property, plant and equipment                           (139,387)           (73,314)           (49,161)
   Disposition of property, plant and equipment, net                        758              3,828              4,271
   Funds received from (held by) trustee for capital project             16,926           (16,926)                  -
   Sale of business                                                      28,885                  -                  -
   Other                                                                 (9,613)            (5,427)            (4,407)
                                                                      ----------         ----------          ---------
   Cash flows used for investing activities                            (102,431)           (91,839)           (49,297)
                                                                      ----------         ----------          ---------
Cash Flows from Financing Activities:
   Additions (reductions) to notes payable                              (12,300)            (4,500)            16,800
   Additions to long-term obligations                                   120,000             75,000                  -
   Reductions of long-term obligations                                   (9,050)           (11,021)            (5,635)
   Sale of Class A common stock                                               -             51,264                  -
   Dividends                                                             (2,277)            (2,249)            (1,796)
   Exercise of stock options and other                                      269              2,324              1,644
                                                                      ----------         ----------          ---------
   Cash flows provided by financing activities                           96,642            110,818             11,013
                                                                      ----------         ----------          ---------
Increase (decrease) in cash and cash equivalents                          4,278                260             (1,992)
Cash and cash equivalents at beginning of period                          2,159              1,899              3,891
                                                                      ----------         ----------          ---------
Cash and cash equivalents at end of period                            $   6,437          $   2,159           $  1,899
                                                                      ==========         ==========          =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest, net of amounts capitalized                             $   6,957          $   7,111           $  6,321
     Income taxes                                                     $   8,524          $  32,210           $ 13,300
                                                                      ==========         ==========          =========
The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

Discussion of Cash Flows

The Company's cash flows provided by operations was $10.1 million for fiscal 1996 compared with cash flows used for operations of $18.7 million for fiscal 1995. The change was primarily due to a decrease in other current assets and an increase in accounts payable.

Historically, the Company's operations have been financed through internally generated funds, borrowings, lease arrangements and the issuance of common stock. On April 30, 1996, the Company entered into a $200.0 million unsecured credit agreement that expires June 30, 1999, but may be extended annually. At September 28, 1996, the Company did not have any notes payable outstanding under the agreement but had $12.9 million in outstanding letters of credit. The credit agreement, among other things, limits the payment of dividends to approximately $2.8 million in any fiscal year and limits annual capital expenditures and lease obligations. It requires the maintenance of minimum levels of working capital and tangible net worth, and requires that the current ratio, leverage ratio and cash flow coverage ratio be maintained at certain levels. It also limits the creation of new secured debt to $25.0 million and new unsecured short-term debt with parties outside the credit agreement to $20.0 million. Additionally, an event of default will occur if the aggregate outstanding voting power of James
T. Hudson and his immediate family is reduced below 51%.

Also, the Company has two separate unsecured short-term credit agreements with financial institutions (outside the $200.0 million credit agreement) giving the Company the right to borrow up to $15.0 million from one institution and $10.0 million from the other. At September 28, 1996, the Company did not have any notes outstanding under these agreements.

On December 28, 1995 and March 22, 1996, the Company borrowed $55.0 million at 6.69% due December 28, 2005 and $50.0 million at 6.63% due March 22, 2006, respectively, under unsecured term loan agreements from insurance companies. Interest payments only will be due in the first four years. On January 31, 1996, the Company borrowed $15.0 million under an unsecured term loan agreement from a bank at 6.45% due January 31, 2006. Interest and principal payments are due each month. A balloon payment of $6.8 million will be due on January 31, 2006. Covenants under the loan agreements are substantially the same as those included in the $200.0 million unsecured credit agreement.

For fiscal 1996 and 1995, the Company had capital expenditures of $139.4 million and $73.3 million, respectively. Capital expenditures for fiscal 1996 included the construction of a chicken complex near Henderson, Kentucky and the expansion and/or upgrading of existing production facilities and related equipment. The Kentucky chicken complex began production in July 1996 and was producing 300,000 birds per week at September 28, 1996. It is scheduled to be producing 1.3 million birds per week by July 1997.

The Company's capital budget for fiscal 1997 contemplates aggregate capital expenditures of approximately $65 million for the completion of the chicken complex near Henderson, Kentucky and the upgrading and/or expansion of current production facilities and related equipment. The capital expenditures have been and will continue to be financed by operations, borrowings, lease arrangements and the issuance of common stock.

On December 29, 1995, the Company sold its Topeka, Kansas luncheon meat plant and its related brand names for $32.3 million. The initial sales price was reduced by certain post-closing adjustments and the expenses of the sale resulting in a final sales price of approximately $28.9 million. Additionally, the Company closed its Wichita, Kansas luncheon meat processing facility on January 13, 1996 and subsequently sold the plant on June 28, 1996. The sale of the Topeka and Wichita assets resulted in a $1.3 million loss.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations. The Company is a vertically integrated producer of chicken and turkey products, including the breeding, hatching, growing, processing and packaging of those product lines. Additionally, the Company processes and markets beef and pork products. The Company's products are sold domestically in three primary markets: foodservice, club stores and retail outlets. The Company's products are also sold internationally to wholesalers primarily in Russia, Eastern Europe, Asia and Latin America.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Estimates. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses as reflected in the financial statements. Actual results could differ from estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. At September 28, 1996 and September 30, 1995, cash and cash equivalents included temporary cash investments in certificates of deposit, U.S. treasury bills and U.S. government agency securities of $18,817,000 and $18,944,000, respectively. Cash equivalents are stated at cost, which approximates market value, and have been used to offset book overdrafts.

Concentrations. Financial instruments which subject the Company to concentrations of credit risk consist primarily of trade receivables from large domestic and foreign companies. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Company's broad customer base. In fiscal years 1996, 1995 and 1994, one domestic customer accounted for approximately 18.7%, 14.7% and 17.7% of consolidated sales, respectively. At September 28, 1996, accounts receivable from this customer were $20.8 million. The Company's foreign sales in fiscal years 1996, 1995 and 1994 were 17.5%, 11.6% and 5.8% of total sales, respectively. Fiscal 1996 sales included 5.6% to one foreign customer. At September 28, 1996, accounts receivable from this foreign customer were $14.0 million.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory cost includes the cost of raw materials and all applicable costs of processing.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. When assets are sold or retired, the costs of the assets and the related accumulated depreciation are removed from the accounts and the resulting gains or losses are recognized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Interest costs of approximately $8,066,000, $4,487,000 and $1,702,000 were capitalized during 1996, 1995 and 1994, respectively.

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

Excess Cost of Investment Over Net Assets Acquired. The excess cost of investment over net assets acquired is being amortized over periods ranging from 33 to 40 years and is evaluated annually for impairment based on estimated undiscounted cash flows of the acquired entities. Accumulated amortization was $5,273,000 and $4,758,000 at September 28, 1996 and September 30, 1995,
respectively.

Income Taxes. The Company utilizes the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the expected tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

Advertising. Advertising costs are expensed in the period incurred. Such expenses were $9,893,000, $7,399,000 and $7,841,000 for fiscal 1996, 1995 and
1994, respectively.

Fiscal Year. The Company utilizes a 52-53 week accounting period which ends on the Saturday closest to September 30.

2. Inventories

                                                Sept. 28,          Sept. 30,
(Dollars in thousands)                            1996               1995
Field inventory - broilers
   and breeder stock                            $ 46,545           $ 33,493
Field inventory - turkeys
   and breeder stock                              14,705             11,610
Feed, eggs and other                              32,273             30,441
Finished products                                133,349            101,511
                                                --------           --------
Total                                           $226,872           $177,055
                                                ========           ========

3. Property, Plant and Equipment

                                                Sept. 28,          Sept. 30,
(Dollars in thousands)                            1996               1995
Land                                            $ 13,402           $ 13,579
Buildings and improvements                       204,248            190,945
Machinery and equipment                          160,807            145,550
Construction in progress                         139,888             63,129
                                                --------           --------
                                                 518,345            413,203
Less accumulated depreciation                    150,745            137,579
                                                --------           --------
Total                                           $367,600           $275,624
                                                ========           ========

4. Financing Arrangements

The Company's line of credit agreement (the "Agreement"), which expires June 30, 1999, provides for aggregate borrowings or letters of credit up to $200 million. At September 28, 1996, the Company had issued $12.9 million in letters of credit. The Agreement, among other things, limits the payment of dividends to approximately $2.8 million in any fiscal year and limits annual capital expenditures and lease obligations. It requires the maintenance of minimum levels of working capital and tangible net worth, and requires that the current ratio, leverage ratio and cash flow coverage ratio be maintained at certain levels. It also limits the creation of new secured debt to $25.0 million and new unsecured short-term debt with parties outside the Agreement to $20.0 million. At September 28, 1996, $187.1 million was unused under the Agreement.

In addition, the Company has two separate unsecured short-term credit agreements with financial institutions giving the Company the right to borrow up to $15.0 million from one institution and $10.0 million from the other. At September 28, 1996, the Company did not have any notes outstanding under these agreements.

5. Accrued Liabilities

                                                   Sept. 28,         Sept. 30,
(Dollars in thousands)                               1996               1995
Payroll and benefits                                $32,952           $28,223
Advertising                                           4,499             3,888
Income, property and other taxes                      3,286             2,605
Interest                                              1,160               625
Other                                                 7,681             9,249
                                                    -------           -------
Total                                               $49,578           $44,590
                                                    =======           =======

6. Long-Term Obligations

                                                   Sept. 28,          Sept. 30,
(Dollars in thousands)                               1996               1995
6.69% Notes to insurance
   companies due Dec. 28, 2005                    $ 55,000           $      -
6.63% Notes to an insurance
   company due March 22, 2006                       50,000                  -
6.90% Notes to an insurance
   company due June 1, 2005                         45,463             49,124
Tax-exempt floating rate bonds
   (3.95% at Sept. 28, 1996) due
    March 1, 2015                                   25,000             25,000
9.99% Notes to an insurance
   company due April 12, 1997                       15,000             15,000
6.45% Note to a bank due
   Jan. 31, 2006                                    14,647                  -
8.99% Note to an insurance
   company due March 15, 1998                       13,632             14,504
7.62% Note to an insurance
   company due Sept. 1, 2002                         9,835             11,459
9.95% Note to a bank due
   June 30, 1999                                     6,150              6,700
7.20%-7.64% Notes to a bank
   due Sept. 1, 2002                                 6,084              7,084
8.14% Note to an insurance
   company due March 15, 1998                        4,480              4,740
7.68% Note to an insurance
   company due Sept. 1, 2002                         3,750              4,375
Other - 6%-7% Notes due
   through 2002                                        624                729
                                                  --------           --------
Total                                              249,665            138,715
Less current portion of
   long-term obligations                            24,714              8,742
                                                  --------           --------
Long-term obligations                             $224,951           $129,973
                                                  ========           ========

Certain of the Company's loan agreements contain restrictive covenants which are similar to those required under the $200 million line of credit.

The fair value of the Company's long-term obligations is based on discounted future cash flows using current interest rates. The fair value of the Company's long-term obligations at September 28, 1996 and September 30, 1995, including current portion, is estimated to be approximately $247 million and $141 million, respectively.

At September 28, 1996, the aggregate amount of long-term obligations which will become due during each of the next five fiscal years is as follows: $24,714,000 in 1997; $25,676,000 in 1998; $13,646,000 in 1999; $23,966,000 in 2000; and
$24,338,000 in 2001.

7. Income Taxes

Consolidated income tax expense for each of the three years in the period ended September 28, 1996 consists of the following:


For the Years Ended             Sept. 28,          Sept. 30,            Oct. 1,
(Dollars in thousands)            1996               1995                1994
Current provision:
   Federal                       $ 9,993            $17,620            $16,067
   State                           1,678              2,227              1,719
Deferred provision:
   Federal                         3,333              4,250                306
   State                             328                387                (97)
                                 -------            -------            --------
Total income tax expense         $15,332            $24,484            $17,995
                                 =======            =======            ========

Reconciliations of the statutory federal income tax rate with the effective income tax rate for each of the three years in the period ended September 28, 1996 are as follows:


For the Years Ended             Sept. 28,          Sept. 30,            Oct. 1,
                                  1996               1995                1994
Federal income tax rate           35.0%              35.0%              35.0%
State income taxes,
   net of federal benefit          4.0                3.1                2.7
Tax credits                       (0.6)              (0.7)              (0.7)
Other                              1.6                3.2                3.0
                                  -----              -----              -----
Effective income tax rate         40.0%              40.6%              40.0%
                                  =====              =====              =====

An analysis of the Company's net current and long-term deferred tax liabilities (assets) at September 28, 1996 and September 30, 1995 is as follows:


                                                 Sept. 28,          Sept. 30,
(Dollars in thousands)                             1996               1995
Current:
   Inventory                                      $13,783            $ 9,568
   Allowance for doubtful accounts                   (703)              (682)
   Accrued liabilities                             (6,839)            (6,297)
   Other                                              500                250
                                                  --------           --------
Total current deferred
   income taxes                                    $6,741             $2,839
                                                  ========           ========
Long-term:
   Property, plant and equipment                  $31,274            $27,963
   Change from the cash basis
     to the accrual basis of
     accounting in 1988 for the
     "Family Farm" subsidiaries                    38,315             38,315
   Other                                            3,263              2,617
                                                  --------           --------
Total long-term deferred
   income taxes                                   $72,852            $68,895
                                                  ========           ========

8. Employee Benefit and Compensation Plans

Stock Option Plan. The 1996 Stock Option Plan reserves 1,200,000 and 300,000 shares of the Company's Class A common stock for issuance as incentive stock options and nonqualified stock options, respectively. The Company continues to reserve 477,534 shares of Class A common stock for issuance against outstanding options granted under the Second Amended and Restated 1985 Stock Option Plan (the "1985 Stock Option Plan") which expired during fiscal year 1996.

The 1996 Stock Option Plan and the 1985 Stock Option Plan (collectively, the "Option Plans") provide for the grant of options to key employees upon terms and conditions determined by a committee of the Board of Directors. Options expire no later than the tenth anniversary of the date of grant, and are exercisable at a price which is at least 100% of the fair market value of such shares on the date of grant (110% in the case of individuals holding at least 10% of the Company's Class A common stock).

A summary of stock option activity related to the Option Plans for each of the three years in the period ended September 28, 1996 is as follows:


                                                              Number of
                         Number         Option price            shares
                        of shares         per share           exercisable
Outstanding at
   10/2/93              1,361,373        $4.63-$8.21            854,091
                                                                =======
Granted                     -                 -
Exercised                (322,394)       $4.67-$8.21
Cancelled                  (6,525)       $4.75-$7.00
                        ----------
Outstanding at
   10/1/94              1,032,454        $4.63-$7.13            723,464
                                                                =======
Granted                     -                 -
Exercised                (484,980)       $4.63-$6.67
Cancelled                 (10,200)       $4.75-$5.04
                        ----------
Outstanding at
   9/30/95                537,274        $4.63-$7.13            344,284
                                                                =======
Granted                    30,000             $14.13
Exercised                 (53,140)       $4.63-$6.69
Cancelled                  (6,600)             $5.04
                        ----------
Outstanding at
   9/28/96                507,534        $4.63-$14.13           396,339
                        ==========                              =======

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

Retirement Plans. The Company provides a 401(k) Plan and an Executive Salary Deferral Plan which include Company matching of 50% of contributions not exceeding 4% of each participant's salary. The Company's contribution was $1,483,000 in 1996; $1,393,000 in 1995; and $1,168,000 in 1994.

9. Commitments and Contingencies

The Company leases transportation and delivery equipment, poultry farms, processing equipment and distribution facilities under operating leases expiring during the next six years. Management expects that in the normal course of business the leases will be renewed or replaced by other leases.

In November and December 1992, under sale-leaseback agreements, the Company sold certain equipment with a net book value of $4.5 million for $19.2 million cash. Annual payments under the operating lease agreements are $3.5 million. The gain of $14.7 million is being amortized over the terms of the leases. At September 28, 1996 and September 30, 1995, the unamortized portion of the deferred gain is included in the balance sheet captions "accrued liabilities" ($2,005,000 and $2,777,000, respectively) and "deferred income taxes and deferred gain" ($434,000 and $4,177,000, respectively).

Total  rental  expense  (net  of  amortized   gain)  was  $35,566,000  in  1996;
$28,378,000  in 1995;  and  $23,042,000  in 1994.

At September 28, 1996, future minimum rental payments required under leases that have initial or remaining noncancellable terms in excess of one year are as follows: $30,030,000 in 1997; $24,377,000 in 1998; $19,984,000 in 1999;
$14,933,000  in 2000; and  $8,551,000 in 2001.

The Company maintains separate self-insurance programs for employee group health, dental and disability benefits and for workers' compensation costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not yet reported.

The Company is involved in litigation incidental to its business. Such litigation is not considered by management to be significant.


10. Related Party Transactions

Lease payments for transportation equipment made to the Company's chairman amounted to $3,112,000 in 1996; $1,708,000 in 1995; and $956,000 in 1994.

Certain officers and employees of the Company own turkey and broiler farms and enter into grower contracts with the Company which provide for the payment of grower fees. The Company's arrangements with these officers and employees are similar to contracts with unrelated growers and, as such, do not include an ongoing commitment by the Company. Grower fees paid to these officers and employees amounted to $787,000 in 1996; $803,000 in 1995; and $689,000 in 1994.

At September 28, 1996 and September 30, 1995, other current assets include $217,000 and $216,000, respectively, and other assets include $8,234,000 and $6,084,000, respectively, of accounts and notes receivable from an officer and director and entities controlled by this person.

11. Impact of New Financial Accounting Pronouncement

Beginning in fiscal 1997, the Company will adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement establishes accounting standards for the impairment of long-lived assets such as buildings, equipment and certain intangibles. The Company does not believe adoption of the new standard will have a material impact on the financial statements.

12. Stockholders' Equity

(Dollars in thousands)                                         Common stock
                                                   Class A                   Class B
                                             --------------------------------------------------------------------------------------
                                                                                            Additional       Retained    Treasury
                                                 Shares   Amount          Shares  Amount       capital       earnings      stock
                                             --------------------------------------------------------------------------------------
Balance at October 2, 1993                    8,630,407     $ 86       8,502,052     $85      $ 87,638       $ 97,727    $(11,634)
Net income                                            -        -               -       -             -         26,992           -
Stock exchange                                      170        -           (170)       -             -              -           -
Exercise of stock options                       214,928        2               -       -         1,641              -           -
Conversion of 8% debentures                     388,388        4               -       -         8,154              -           -
Issuance of stock under the
   Employee Stock Purchase Plan                       -        -               -       -            72              -         218
Cash dividends:
   Class A $.080 per share                            -        -               -       -             -          (946)           -
   Class B $.067 per share                            -        -               -       -             -          (850)           -
                                             --------------------------------------------------------------------------------------
Balance at October 1, 1994                    9,233,893       92       8,501,882      85        97,505        122,923     (11,416)
Net income                                            -        -               -       -             -         35,758           -
Stock exchange                                2,101,102       21     (2,101,102)    (21)             -              -           -
Exercise of stock options                       422,455        4               -       -         2,333              -           -
Conversion of 8% debentures                     262,885        3             952       -         5,262              -           -
Stock offering                                2,500,000       25               -       -        51,239              -           -
3-for-2 stock split                           6,653,539       66       3,200,940      32         (101)              -           -
Purchase of land                                157,500        2               -       -         2,371              -           -
Issuance of stock under the
   Employee Stock Purchase Plan                       -        -               -       -           233              -         182
Cash dividends:
   Class A $.080 per share                            -        -               -       -             -        (1,611)           -
   Class B $.067 per share                            -        -               -       -             -          (638)           -
                                             --------------------------------------------------------------------------------------
Balance at September 30, 1995                21,331,374      213       9,602,672      96       158,842        156,432     (11,234)
Net income                                            -        -               -       -             -         22,998           -
Stock exchange                                      150        -           (150)       -             -              -           -
Exercise of stock options                        53,140        1               -       -           269              -           -
Issuance of stock under the
   Employee Stock Purchase Plan                       -        -               -       -           203              -         377
Cash dividends:
   Class A $.080 per share                            -        -               -       -             -        (1,639)           -
   Class B $.067 per share                            -        -               -       -             -          (638)           -
                                             --------------------------------------------------------------------------------------
Balance at September 28, 1996                21,384,664     $214       9,602,522     $96      $159,314       $177,153    $(10,857)
                                             ======================================================================================

On February 6, 1987, the Company's Restated Certificate of Incorporation was amended to create two classes of common stock. The amendment authorized the issuance of up to 40,000,000 shares of Class A common stock, par value $.01 per share, and 40,000,000 shares of Class B common stock, par value $.01 per share. Upon adoption of the amendment, each outstanding share of common stock converted automatically into a share of Class A common stock. During fiscal 1987, the Company concluded a one-time-only exchange offer in which holders of Class A common stock were given the opportunity to exchange their shares for an equivalent number of shares of Class B common stock. The Class B common stock has ten votes per share in most matters submitted to a vote of the Company's stockholders, while the Class A common stock has one vote per share. As a result of the exchange offer, voting control of the Company rests with the holders of Class B common stock. In addition, the dividend per share of Class B common stock may not exceed 90 percent of the dividend per share of Class A common stock. The number of outstanding Class A shares at September 28, 1996 and September 30, 1995 were 20,507,468 and 20,415,936, respectively.

Management Responsibility for Financial Statements

The financial statements have been prepared by the management of Hudson Foods, Inc. in conformity with generally accepted accounting principles. Management is responsible for the fairness and reliability of the financial statements and other financial data included in this report. In the preparation of the financial statements, it is necessary to make informed estimates and judgments based on currently available information of the effects of certain events and transactions.

Hudson maintains accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded and transactions are properly recorded in accordance with management's authorizations. However, limitations exist in any system of internal control based upon the recognition that the cost of the system should not exceed benefits derived.

Hudson's independent auditors, Coopers & Lybrand L.L.P., are engaged to audit the financial statements of Hudson and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report whether the financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Hudson in conformity with generally accepted accounting principles.

James T. Hudson
Chairman and Chief Executive Officer

Charles B. Jurgensmeyer
Chief Financial Officer and Executive Vice President

October 29, 1996

Report of Independent Accountants

To the Board of Directors and Stockholders
Hudson Foods, Inc.

We have audited the accompanying consolidated balance sheet of Hudson Foods, Inc. and subsidiaries as of September 28, 1996 and September 30, 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended September 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above (included on pages 16, 18, 20 and 22 to 27) present fairly, in all material respects, the consolidated financial position of Hudson Foods, Inc. and subsidiaries as of September 28, 1996 and September 30, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 28, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Tulsa, Oklahoma

October 29, 1996

Eleven-Year Financial Summary

(Dollars in thousands except per share data)                         1996                1995               1994               1993
Operating data:
   Sales                                                       $1,378,474          $1,200,512         $1,040,840           $920,545
   Cost of sales                                                1,211,556           1,023,959            885,248            802,002
   Gross profit                                                   166,918             176,553            155,592            118,543
   Selling                                                         94,805              82,945             78,698             63,926
   General and administrative                                      32,240              29,211             25,755             20,695
   Operating income                                                39,873              64,397             51,139             33,922
   Interest, net                                                    5,789               1,845              6,152              7,975
   Interest on tax settlement                                           -               4,500                  -                  -
   Other, net                                                     (4,246)             (2,190)                  -                530
   Income (loss) before income taxes
     and extraordinary item                                        38,330              60,242             44,987             25,417
   Income tax expense (benefit)                                    15,332              24,484             17,995              9,512
   Income before extraordinary item                                22,998              35,758             26,992             15,905
   Net income                                                      22,998              35,758             26,992             15,905
Per share data:
   Primary earnings per share
     before extraordinary item                                       $.76               $1.21              $1.08               $.67
   Primary earnings per share                                         .76                1.21               1.08                .67
   Fully diluted earnings per share
     before extraordinary item                                        .76                1.21               1.08                .67
   Fully diluted earnings per share                                   .76                1.21               1.08                .67
   Dividends declared per Class A common share                       .080                .080               .080               .080
   Dividends declared per Class B common share                       .067                .067               .067               .067
   Stockholders' equity per share                                   10.82               10.14               8.30               7.17
Financial data:
   Working capital                                               $213,889            $180,458           $100,096           $103,811
   Capital expenditures                                           139,387              73,314             49,161             21,453
   Property, plant and equipment, net                             367,600             275,624            229,050            205,613
   Total assets                                                   774,742             623,541            473,180            416,503
   Long-term obligations less current portion                     224,951             129,973             75,169             88,985
   Total debt                                                     249,665             151,015             97,078             94,070
   Stockholders' equity                                           325,920             304,349            209,189            173,902
   Depreciation and amortization                                   26,703              25,137             22,279             22,943
Statistical data:
   Sales growth                                                     14.8%               15.3%              13.1%              13.8%
   Return on sales (net margin)                                       1.7                 3.0                2.6                1.7
   Return on average stockholders' equity                             7.3                13.9               14.1               10.3
   Current ratio                                                   2.42:1              2.55:1             1.87:1             2.28:1
   Long-term obligations to total capitalization                    40.8%               29.9%              26.4%              33.8%
   Shares used in primary earnings
     per share computation (000's)                                 30,401              29,494             24,948             23,627
   Shares used in fully diluted earnings
     per share computation (000's)                                 30,401              29,494             25,099             23,627
   Shares outstanding at year-end (000's)                          30,110              30,019             25,203             24,261
   Stockholders of record                                           1,332               1,433              1,316              1,402
   Number of employees                                             11,470              10,303              8,911              8,554
   Class A common stock price (high-low)                   $18 1/8-11 1/2          $20-12 3/4      $16 3/4-7 1/8          $10 1/4-5


          1992               1991               1990                 1989                1988                  1987            1986

      $809,243           $765,292            $666,697            $620,485            $549,032              $428,880        $223,963
       733,028            690,316             606,220             547,929             521,745               384,045         184,915
        76,215             74,976              60,477              72,556              27,287                44,835          39,048
        49,907             37,135              27,270              13,400              12,989                 7,253           4,401
        18,533             16,645              16,377              15,735              10,155                 8,879           6,915
         7,775             21,196              16,830              43,421               4,143                28,703          27,732
         8,476              9,073               7,571               9,462              10,843                 8,734           2,349
             -                  -                   -                   -                   -                     -               -
       (4,342)            (1,406)             (4,591)             (2,606)               (228)               (2,382)         (1,096)

         3,641             13,529              13,850              36,565             (6,472)                22,351          26,479
         1,471              4,987               5,138              13,798            (10,410)                 9,432          13,001
         2,170              8,542               8,712              22,767               3,938                12,919          13,478
         2,170              8,542               8,712              22,767              14,793                12,919          13,478


          $.10               $.39                $.40               $1.13                $.20                  $.69            $.78
           .10                .39                 .40                1.13                 .75                   .69             .78

           .10                .39                 .40                1.04                 .30                   .67             .78
           .10                .39                 .40                1.04                 .73                   .67             .78
          .080               .080                .080                .080                .080                  .070             .05
          .067               .067                .067                .067                .067                  .033               -
          6.42               6.39                5.85                5.51                4.21                  3.74            2.71

       $81,475            $88,564             $89,822             $86,813             $66,679               $41,072         $39,308
        46,960             31,326              32,446              19,501              20,522                26,050           9,359
       207,097            178,753             164,357             133,495             128,096               120,774          87,428
       402,188            360,191             342,269             299,054             290,493               293,594         235,495
       125,695             97,418              89,675              78,509              73,747                93,652          83,842
       145,924            100,295              97,032              83,886             118,641               125,625         104,614
       134,330            133,499             126,005             110,637              82,315                74,031          50,458
        17,911             16,536              14,346              12,406              10,608                 8,258           3,022

          5.7%              14.8%                7.4%               13.0%               28.0%                 91.5%           21.3%
           0.3                1.1                 1.3                 3.7                 2.7                   3.0             6.0
           1.6                6.6                 7.4                23.6                18.9                  20.8            43.1
        2.00:1             2.35:1              2.48:1              2.60:1              1.91:1                1.37:1          1.45:1
         48.3%              42.2%               41.6%               41.5%               47.3%                 55.9%           62.4%

        21,455             22,100              21,932              20,096              19,787                18,848          17,324

        21,455             22,100              21,932              25,427              24,867                23,436          17,337
        20,922             20,880              21,539              20,075              19,533                19,781          18,653
         1,483              1,514               1,657               1,668               1,911                 1,913           1,571
         8,229              7,659               7,370               6,262               5,474                 6,027           2,758
  $6 1/2-4 5/8       $7 3/4-4 3/8        $9 5/8-4 3/8       $11 1/4-6 1/8        $8 3/4-3 1/4         $13 7/8-8 5/8   $14 1/8-7 1/8

Quarterly Financial Data (unaudited)
Hudson Foods, Inc. and Subsidiaries

(Dollars in thousands except per share data)
Quarter Ended 1996                        December 30            March 30             June 29       September 28        Fiscal 1996
Sales                                        $340,674            $330,297            $337,234           $370,269         $1,378,474
Cost of sales                                 293,757             293,369             296,069            328,361          1,211,556
Gross profit                                   46,917              36,928              41,165             41,908            166,918
Selling                                        23,657              24,134              23,440             23,574             94,805
General and administrative                      7,121               8,208               8,542              8,369             32,240
Operating income                               16,139               4,586               9,183              9,965             39,873
Other expense (income), net                     1,270               1,540               3,778            (5,045)              1,543
Income before income taxes                     14,869               3,046               5,405             15,010             38,330
Income tax expense                              5,870               1,164               2,096              6,202             15,332
Net income                                     $8,999              $1,882              $3,309             $8,808            $22,998
Earnings per share:
   Primary                                       $.30                $.06                $.11               $.29               $.76
   Fully diluted                                  .30                 .06                 .11                .29                .76
Dividends:
   Class A                                      .0200               .0200               .0200              .0200               .080
   Class B                                      .0167               .0167               .0167              .0167               .067
Market price (high-low)                $17 1/2-13 5/8       $18 1/8-2 3/4      $15 1/8-11 1/2     $14 1/2-12 1/8     $18 1/8-11 1/2

Quarter Ended 1995                       December 31              April 1              July 1      September 30         Fiscal 1995
Sales                                        $279,955            $271,814            $305,650           $343,093         $1,200,512
Cost of sales                                 238,202             227,520             261,825            296,412          1,023,959
Gross profit                                   41,753              44,294              43,825             46,681            176,553
Selling                                        19,048              19,150              21,393             23,354             82,945
General and administrative                      7,252               7,402               6,818              7,739             29,211
Operating income                               15,453              17,742              15,614             15,588             64,397
Other expense (income), net                     (932)               3,718                 578                791              4,155
Income before income taxes                     16,385              14,024              15,036             14,797             60,242
Income tax expense                              6,550               5,856               5,642              6,436             24,484
Net income                                     $9,835              $8,168              $9,394             $8,361            $35,758
Earnings per share:
   Primary                                       $.35                $.27                $.31               $.28              $1.21
   Fully diluted                                  .35                 .27                 .31                .28               1.21
Dividends:
   Class A                                      .0200               .0200               .0200              .0200               .080
   Class B                                      .0167               .0167               .0167              .0167               .067
Market price (high-low)                $17 7/8-13 7/8          $20-16 3/4      $19 1/4-12 3/4     $15 1/2-13 1/4         $20-12 3/4